111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601
Tel 312.527.4000 Fax 312.527.4011
www.shefskylaw.com
Jeremy Stonehill
Direct: (312) 836-4032
Facsimile: (312) 275-7609
E-mail: jstonehill@shefskylaw.com

IN REFERENCE TO:
028620-00001

July 28, 2009

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Comment Letter, dated July 10, 2009:
Vitacost.com, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”),
File No. 333-143926
Filed June 12, 2009

Dear Mr. Owings:

We are writing on behalf of the Company in response to the above-referenced SEC comment letter, dated July 10, 2009. We are filing concurrent herewith Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) and are including a marked copy highlighting the changes made to Amendment No. 4.

The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses under each comment.

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note your response to comment one of our October 18, 2007 letter. Please note that your price range must be provided in your next amendment.

Response: In response to the Staff’s comment, we will respectfully submit a side letter under separate cover.

Mr. H. Christopher Owings

July 28, 2009

Prospectus Cover Page

2. We note that you have listed your joint book-running managers and your co-manager on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present these roles on the back cover page.

Response: We supplementally advise the Staff that each of Jefferies & Company, Oppenheimer & Co., Needham & Company, LLC and Roth Capital Partners is a managing underwriter of the offering. As such, we respectfully submit that Item 501(b)(8)(i) of Regulation S-K requires that each of Jefferies & Company, Oppenheimer & Co., Needham & Company, LLC and Roth Capital Partners be listed on the outside front cover page.

Summary, page 1

Our Business, page 1

3. Please provide support for your statement in the first paragraph that you are a “leading” online retailer and direct marketer of health and wellness products, and explain by what measurement you are making this statement. Please also provide support for your statement in the third paragraph on page three that your website and catalogs allow customers to purchase products at prices, on average, 30% to 60% lower than suggested retail prices.

Response: We are including herewith Internet Retailer’s Top 500 Largest Retail Websites, which lists the Company as the 114th largest Web Retailer overall and the 5th largest Web Retailer in the Health/Beauty sector. We believe inclusion on this list supports our statement that we are a “leading” online retailer and direct marketer of health and wellness products. Additionally, the Company has performed an analysis of all of the SKUs it offers comparing the selling price for each item at July 16, 2009 against the manufacturer suggested retail price as reported to the Company by the manufacturer. Based on the analysis as of that date, the Company determined that it offers approximately 15,500 of its approximately 22,000 SKUs at prices 30%-60% lower than suggested retail prices.

4. Please also explain your use of the terms “non-paid sources” and “conversion-to-purchase rate.”

Response: Orders from non-paid sources are orders resulting from clicks appearing in natural search results and “viral/word of mouth” marketing for which the Company does not pay. Examples include simply telling a friend about Vitacost or someone reading about Vitacost on a blog, etc. “Conversion-to-purchase” rate is defined as the number of unique visitors to the Company’s website divided by the number of orders. This data is supported by the Company’s tracking software, Omniture. Omniture is a recognized leader in website analytics and is fully auditable. We have revised the disclosure in the Registration Statement to provide these explanations.

Mr. H. Christopher Owings

July 28, 2009

5. We note your response to comment three of our October 18, 2007 letter indicating you have updated the statistics cited in your registration statement, and we reissue our comment. Please provide copies of the various reports, articles and studies to which you refer appropriately marked and dated.

Response: We have filed herewith copies of the various reports, articles and studies referenced in the Registration Statement, which are marked and cross-referenced to the relevant disclosure contained therein.

6. We note that you have revised the Summary to remove the disclosure relating to your business relationship with Mr. Gorsek. While we do not object to your inclusion of the risk factor disclosure, we continue to believe that your relationship with Mr. Gorsek should be prominently disclosed in the Summary. At a minimum, please provide a cross-reference to the discussion you provide in the Risk Factors and Regulatory Proceedings sections. Otherwise, please revise to include the disclosure similar to what you provided previously in this section.

Response: We have revised the Summary section to provide a cross-reference to the discussion of Mr. Gorsek in the Risk Factors and Regulatory Proceedings sections.

Summary Consolidated Financial Data, page 6

7. For the year ended December 31, 2008 and the subsequent interim period, please disclose pro forma earnings per share giving effect to the use of proceeds from the offering to repay debt. The denominator in the pro forma computation should include only those common shares whose proceeds will be used for debt repayment, and should not include the common shares whose proceeds will be used for general corporate purposes. Please provide a footnote that makes the computation of pro forma EPS transparent to investors.

Response: We have revised the Summary Consolidated Financial Data table to include a placeholder for pro forma earnings per share giving effect to the use of proceeds to repay Company debt. Once the Company has determined pricing information and the size of the offering, the Company will be able to complete the pro forma calculation and insert it into the table.

Risk Factors

8. Please ensure that each of your subheadings reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business or describe an event that may occur in the future. Succinctly state in you subheadings the risks that result from the facts or uncertainties. See, for example, “We are dependent on certain third-party suppliers and manufacturers” and “The content of our website and direct mailing pieces could expose us to significant liability.”

Mr. H. Christopher Owings

July 28, 2009

Response: We have revised the subheadings in the “Risk Factors” to ensure each reflects the risk that is discussed in the text.

9. We note the discussion in your letter stating that you revised your disclosure to eliminate the summary discussion of your business relationship with Mr. Gorsek and the judgments against him, and added related risk factor discussion. Please revise your risk factor beginning on the bottom of page 8 to prominently disclose the reason that NASDAQ imposed the listing provision regarding Mr. Gorsek, as opposed to referring to another section of your filing.

Response: We have revised the risk factor to prominently disclose the reason NASDAQ imposed the listing provision regarding Mr. Gorsek.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

10. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your risk factor disclosure on page 10 regarding the current economic downturn and how that may affect your future growth. Discuss whether you expect this or any other trends you identify to continue and how they may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company,

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350 (December 19, 2003).

Response: We have expanded this section to discuss material trends and uncertainties including how they impact the Company.

Results of Operations, page 33

11. Please explain the reasons for significant period to period changes in interest expense and income tax expense or benefit. Refer to Item 303(a)(3)(i) of Regulation S-K.

Mr. H. Christopher Owings

July 28, 2009

Response: We have expanded this section to discuss period to period changes in interest expense and income tax expense or benefit.

12. Please revise you disclosures regarding the period to period increases in revenues to explain how you were able to achieve such significant increases in your customer base and in the number of customer orders. Please also provide some prospective analysis in terms of whether you expect to sustain such growth in future periods. Refer to Item 303(a) of Regulation S-K.

Response: We have expanded this section to discuss period to period increases in revenues, customer base and customer orders, and provided prospective analysis as to whether the Company expects to sustain such growth in future periods.

13. We note that in early 2008 you began to manufacture a significant portion of your proprietary products. Please explain the historical and anticipated future impact of such change on your results of operations and financial condition.

Response: We have expanded this section to explain the historical and anticipated future impact that the Company’s manufacturing operations have had and will have on its results of operations and financial condition.

Comparison of Three Months Ended March 31, 2009 to Three Months Ended March 31, 2008, page 33

Gross Profit, page 34

14. Please revise your disclosure regarding the significant improvement in gross margin in the first quarter of 2009 to further explain the sensitivity of your gross margin to changes in product mix. For example, indicate which products are higher margin and how you were able to drive increases in the sales volume of higher margin items. Also explain whether you believe the improved margins in this quarter are indicative of future operating results and why or why not. Refer to Item 303(a) of Regulation S-K.

Response: We have expanded this section to further discuss the improvement in the Company’s gross margin, including the sensitivity of gross margin to changes in the product mix.

15. In addition to the discussion about your results of operations, please discuss significant changes in your balance sheet. For example, please discuss the significant increase in inventories on hand at December 31, 2008 as compared to December 31, 2007. Refer to Item 303(a) of Regulation S-K.

Response: We have expanded this section to discuss significant changes in the Company’s balance sheet.

Mr. H. Christopher Owings

July 28, 2009

Liquidity and Capital Resource, page 40

16. We note that your disclosure under the subsection “Comparison at March 31, 2009 to December 31, 2008” on page 40 is nearly identical to your disclosure under the subsection “Comparison at December 31, 2008 to December 31, 2007.” Please revise to eliminate unnecessary duplicative disclosure. Refer to Securities Act Release No. 33-8350, Section I.B. (December 19, 2003).

Response: We have amended the disclosure in this subsection to eliminate unnecessary duplicative disclosure.

Aggregate Contractual Obligations, page 41

17. Please revise the table of contractual obligations to separately present payments due in one to three years, three to five years, and more than five years. Refer to Item 303(a)(5) of Regulation S-K.

Response: We have revised the table of contractual obligations to separately present payments due in one to three years, three to five years, and more than five years.

Factors Influencing Future Operating Results, page 42

18. Please revise this discussion to discuss with greater specificity the likely costs and risks associated with your need to expand your distribution and manufacturing capabilities. In this regard, you mention the incurrence of capital expenditures, however, you have not quantified the amount needed or what your source(s) of funds will be.

Response: We have expanded this subsection to more fully discuss the risks and costs associated with the Company expanding its distribution and manufacturing capabilities.

Quantitative and Qualitative Disclosure about Market Risk, page 43

19. You disclose that you do not believe that a change in market interest rates would have a material effect on your results of operations or financial condition, however, your risk factor at the bottom of page 22 discusses the fact that your interest rate swap agreements may adversely affect your earnings. Please revise to provide the disclosure required pursuant to Item 305 of S-K or advise.

Response: We supplementally advise the Staff that a change in market interest rates will not have a material effect on the Company’s results of operations and financial condition, due, in part, because it has entered into these swap agreements. These swap agreements have the effect of fixing the Company’s exposure to, and protecting it from, fluctuations of interest rates on its variable rate instruments. We included the risk factor to alert investors that the Company has entered into swap agreements and may continue to do so in the future. As disclosed in the

Mr. H. Christopher Owings

July 28, 2009

risk factor, there are non-market risks associated with entering into swap agreements resulting from the up-front costs of entering into a swap agreement and exposure that may occur if the counterparty becomes insolvent. As such, we believe these two disclosures are not contradictory. Further, to address any confusion caused by the risk factor, we have added a clarifying sentence to the risk factor.

Critical Accounting Policies and Estimates, page 43

Stock-based Compensation, page 44

20. Your disclosure regarding the method used to estimate expected volatility is inconsistent with your footnote disclosure on page F-11. Please revise your disclosure to address this discrepancy.

Response: We have revised the disclosure contained in the Critical Accounting Policies and Estimates section to be consistent with the footnote disclosure on page F-11.

Business, page 46

Merchandising & New Product Development, page 52

21. Expand your discussion here to explain how you determine to develop new proprietary formulations. Specifically, please elaborate upon this discussion to explain your “expertise in developing formulations.”

Response: We have expanded the discussion to explain how the Company develops new proprietary formulations and its expertise in developing formulations.

Manufacturing, page 53.

22. We note your response to prior comment nine of our October 18, 2007 letter and your indication that you “no longer rely upon third party manufacturers for any material production of your proprietary products.” Please reconcile this statement with your risk factor disclosure on page 11 where you state that you are “dependent upon certain third-party suppliers and manufacturers.” Please also revise your disclosure here to provide the disclosure you previously provided in response to prior comment nine, including identifying by name and location the four manufacturers you mention in the risk factor.

Response: We have revised the risk factor to address the issues raised in this comment and have revised the disclosure set forth in the Manufacturing subsection of the Business section to include the location of the top four third-party manufacturers of our proprietary products.

Mr. H. Christopher Owings

July 28, 2009

Executive Compensation, page 72

Compensation Discussion and Analysis, page 72

Elements of our Executive Compensation Program, page 72

23. With respect to Base Salary, we note your indication that you “strive to set [y]our base salaries at levels which [you] believe are competitive in [y]our market. . .” Please revise to elaborate upon how you determine whether your salaries are competitive in your market and explain how you define “your market.”

Response: We have revised this disclosure to elaborate on how the Company determined the competitiveness of its salaries.

24. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. In this regard, we note that the salary Mr. Gorsek earns is substantially higher than that of any of your named executive officers. Please explain the reasons for the difference in the amounts of compensation.

Response: As a privately held company, Mr. Gorsek, the Company’s Chief Operations Architect, as well as founder and principal stockholder, negotiated his compensation with the Company’s board of directors. The Board determined to establish Mr. Gorsek’s base salary at $350,000 and not to provide any incentive compensation whether payable as a cash bonus or an equity award. The Board made this determination because it believes that, at a result of Mr. Gorsek’s significant stock ownership, his interests are appropriately aligned with those of the Company’s stockholders and, therefore, he will utilize his best efforts to assist the Company in its growth and profitability without receiving any such awards. Additionally, the Board believed that Mr. Gorsek’s base salary was appropriate considering the breadth of Mr. Gorsek’s responsibilities as Chief Operations Architect, which included a key role in implementing and refining our manufacturing capabilities as well as assisting our marketing, distribution, customer service and information technology departments. As noted in the “Summary Compensation Table” on page 77 of our Registration Statement, excluding one-time, non-recurring compensation paid to Mr. Gorsek (described in footnote 8 of the table), Mr. Gorsek’s compensation of $350,000 per year compares favorably to the compensation paid to the Company’s three highest paid executive officers. We have revised the Compensation Discussion and Analysis to identify material differences in compensation policies for individual executive officers and Mr. Gorsek. Further, as disclosed in Amendment No. 4 under the heading “Executive Compensation – Employment Agreements – Chief Operations Architect,” Mr. Gorsek’s employment agreement has been amended to provide that following completion of the offering, Mr. Gorsek’s base salary will be reduced to an amount that is mutually agreeable to Mr. Gorsek and the Company, but in no event greater than the lesser of the base salary paid to the Company’s vice presidents, or the maximum amount permitted by the NASDAQ Global Market, whichever is less.

Mr. H. Christopher Owings

July 28, 2009

Determining the Amount of Each Element of Compensation, page 73

25. We note your response to comment 11 of our October 18, 2007 letter and further note your revisions. Please revise your disclosure to clarify the extent to which you have implemented any formal compensation policies, the details of such policies and when such policies were implemented. In this regard, we note the contrast between your disclosure in the second to last paragraph on page 73 indicating that you have not yet implemented formal compensation policies and your disclosure in the third full paragraph of page 74 stating that you establish a bonus plan annually.

Response: We have revised the disclosure to clarify the extent to which the Company has implemented formal compensation policies including, the details of such policies and when such policies were implemented.

26. We note that your footnote disclosure to the to the table provided at the bottom of page 74 indicates that bonuses were paid based on attainment of certain targets, but you do not fully disclose the value of those targets. For example, you state that 50% of Mr. Kerker’s bonus was based on achievement of budgeted revenues, but you do not disclose the amount of your budgeted revenues. If you omitted this and all other related information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it was for the executive or how likely it was for the registrant to achieve the target levels or other factors. Please also discuss any discretion that was or may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: We omitted the budgeted revenue and budgeted EBITDA and other targets because the Company believes such information is confidential and, if disclosed, would result in competitive harm to the Company. These targets provide insight into the Company’s internal baseline profitability forecasts and revenue growth that the Company’s competitors could use to compete more effectively with the Company. Further, please note that non-equity incentive cash compensation comprises a relatively small part of each executive’s overall compensation package and the Company sets targets that the executive is likely to achieve. If the performance targets were made public, competitors could use the relatively low thresholds against the Company by implying that the Company’s management team is not properly incentivized to facilitate the Company’s growth.

Additionally, the Company believes disclosing these targets on a year-to-year basis will allow third-parties and investors to deduce what the Company believes to be its minimally acceptable year-over-year growth, which would further provide third-parties and investors with sufficient information to deduce future growth targets. Third parties could use this information to hire our executive officers away from us which, as disclosed on page 9 of the “Risk Factors” section, could materially adversely affect our business, financial condition or results of operations. Although our executive officers are subject to non-competition covenants, the Company believes that many of their skills are sufficiently portable such that a non-competing third-party would find their services of great value.

Mr. H. Christopher Owings

July 28, 2009

Moreover, the Company believes that such information may be wrongly interpreted by an investor as “de facto” earnings guidance, and the Company has not yet determined whether it will be disclosing earnings guidance following completion of the Offering.

Finally, we note that the Company treats its internal financial performance targets as confidential, and has not in the past disclosed them publicly and does not plan to do so in the future. We believe that the Company has complied with Instruction 4 to Item 402(b) by revising the disclosure on page 74 to provide that at the time the goals were established and based on historical performance, the Company believed that it was likely that each Named Executive Officer would achieve the goals and receive the cash bonus.

27. Please also discuss how you set the non-financial objectives or strategic or individual goals and how you determine whether the goals have been met.

Response: We have revised the disclosure to discuss how the Company sets the non-financial objectives or strategic or individual goals and how it determines whether the goals have been met.

Executive Equity Ownership, page 75

28. We note your indication that you do not have specific share retention and ownership guidelines, however, you state on the same page that you determined that the options granted in 2008 would vest immediately “to increase equity ownership of these officers to more closely align their interests with [y]our stockholders.” Please tell us how accelerating vesting options does not constitute a share retention policy or elaborate upon your rationale for the acceleration of vesting.

Response: The Company does not have specific share retention and ownership guidelines. Award amounts and vesting schedules are based on facts and circumstances at the time of the award and the particular employee involved. You will note that only options granted to our CEO and CFO vested immediately, while options issued to our other named executive officers vested ratably over five years. We have revised this disclosure on page 75 to further clarify this point.

Certain Relationships and Related Party Transactions, page 90

29. Please describe the registrant’s policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K. In this regard, please revise to state how the interest-free loan to Mr. Gorsek was considered and approved even though, as you acknowledge, the transaction was not comparable to terms of transactions made with unrelated third parties.

Mr. H. Christopher Owings

July 28, 2009

Response: We have expanded this disclosure to include a description of the Company’s policy for review, approval and ratification of related party transactions. We also expanded this disclosure to discuss how the interest-free loan to Mr. Gorsek was considered and approved by the Board.

Selling Stockholders, page 94

30. We note your response and reissue comment 13 of our October 18, 2007 letter. Please complete the selling stockholder table with your next amendment. We will need sufficient time to review the information you provide with respect to the selling security holders.

Response: We have not completed the selling stockholder table with this amendment. The Company is in the process of determining the number of shares owned by selling stockholders that will be included for registration on the Registration Statement. We expect to be able to include such information in the succeeding filing.

Consolidated Financial Statements for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies, page F-7

Earnings Per Share, page F-7

31. We note that all of your outstanding stock options were considered antidilutive for purposes of computing diluted earnings per share for fiscal years 2008 and 2007. Please tell us and discuss in Management’s Discussion and Analysis of Financial Condition and Results of Operations how you arrived at the average market price of your non-traded stock for purposes of determining whether outstanding options were dilutive for each of these periods. If the offering price in your initial public offering is significantly greater than the average market price you used for 2008, please reconcile for us the increase in the value of the stock.

Response: We note the Staff’s comment and submit that the Company estimated the market value of its shares for purposes of computing diluted earnings per share (“EPS”) based on a valuation analysis prepared by an investment banking firm. In performing this analysis, the investment banking firm selected ten public nutritional supplement companies: Herbalife, Mannatech, Natrol, Nature’s Sunshine Products, NBTY, Nutraceutical International, Nu Skin Enterprises, Reliv International, USANA Health Sciences, and Weider Nutrition International. For these ten companies, the valuation median and trimmed mean, which excludes high and low values, were both 1.2 times revenue. The Company, therefore, has historically used a multiple of 1.2 times revenue to estimate its enterprise value and related fair value of its common stock. The Company considered using a discounted cash flow method, but due to the Company’s rapid growth in sales and lack of historical profitability, this approach was deemed inferior to the method selected. This was the method used for both 2006 and 2007 and resulted in average estimated per common share market values of $2.37 and $3.24, respectively.

Mr. H. Christopher Owings

July 28, 2009

In 2008, after consideration of the volatility of the capital markets and the general deterioration in the economic environment, the Company reassessed the methodology previously utilized to estimate the market value of its stock. In applying the methodology used historically the resultant market value per common share would have been $5.91 at December 31, 2008. This estimate did not appear reasonable given the general environment and consideration of certain transactions contemplated in 2008. During 2008, the Company explored the possibility of private equity investment and had two separate estimates of fair value; one in February 2008 and one in November 2008 with implied common share values of $5.00 and $2.93, respectively. The February 2008 implied value of $5.00 was relatively consistent with the $3.59 estimated December 31, 2007 market share price, particularly in consideration of the consistently strong seasonal results the Company experiences in January of each year. The November 2008 valuation indicated an approximate 41% decrease in value when compared with the February 2008 valuation. Likewise, this decrease was consistent with the overall decrease of approximately 40% in the NASDAQ from 2,652.28 to 1,577.03 from December 31, 2007 to December 31, 2008, respectively. Based upon these factors, the Company estimated the market value of its shares to be 40% less that the estimated value at December 31, 2007 resulting in an average estimated per common share market value of $2.87 for 2008.

We have revised the Summary Consolidated Financial Data, Selected Financial Data and the Quarterly Statement of Operations contained in the Management’s Discussion and Analysis to include the above information.

While basic and diluted EPS are equal, there are a small number of options that are dilutive; accordingly, the Company has revised the table on page F-7.

While we are currently uncertain as to the final pricing of the Company’s initial public offering, it is expected that it will be in excess of the 2008 average estimated per common share price of $2.87. We do not believe that this invalidates the methodology used to estimate the Company’s market value as a private company given the change in the economic environment subsequent to December 31, 2008, as evidenced by the increase of 20% in the NASDAQ over the first six months of 2009, the illiquidity of Company shares as a private company and the Company’s continued growth. The Company based its estimate at December 31, 2008 on contemplated transactions as a private company in an uncertain economic environment and believes that these estimates accurately represent the facts and circumstances in existence at that time.

Revenue Recognition and Shipping and Handling, page F-9

32. Reference is made to your disclosure on page 35 that third-party product revenues include advertising and fees earned from affiliate programs. Please disclose the nature of and your revenue recognition policy with respect to these affiliate programs as it appears these revenues are material to operating and net income.

Mr. H. Christopher Owings

July 28, 2009

Response: We have revised the disclosure to include the nature of the Company’s revenue recognition policy with respect to these affiliate programs.

Note 7, Stock Option Plan, page F-17

33. For each year for which an income statement is presented, please disclose the weighted-average grant-date fair value of options granted during the year. Refer to paragraph A240.c.1 of SFAS 123(R).

Response: We have disclosed the weighted-average grant-date fair value of options granted during each year for which an income statement is presented.

Unaudited Consolidated Financial Statements for the Period Ended March 31, 2009

34. Please address the comments above in your interim financial statements, as applicable.

Response: We have addressed the comments above in the interim financial statements, as applicable.

Undertakings, page II-5

35. Please revise to include the undertaking located at Item 512(a)(6) of Regulation S-K.

Response: We have revised to include the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Exhibits, page II-3

36. Please file your legal opinion in a timely manner so that we may review it before you request that you registration statement become effective. Also, please ensure that numbers you have assigned to the exhibits correlate to how you have filed them on edgar.

Response: We will ensure that our legal opinion is filed in a timely manner, so that the Staff will have sufficient time to review it before the Company requests that the Registration Statement becomes effective. We will ensure that the numbers we have assigned to the exhibits correlate to how we filed them on EDGAR.

Mr. H. Christopher Owings

July 28, 2009

Please contact the undersigned at (312) 836-4032 with any questions or comments you may have regarding this letter or the amendment.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Jeremy Stonehill
Jeremy Stonehill